UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Under
the Securities Exchange Act of 1934

For the month of July, 2004

(Commission file No. 1-14228)

Cameco Corporation

2121 – 11th Street West
Saskatoon, Saskatchewan, Canada S7M 1J3

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

EXHIBIT INDEX
SIGNATURE
PRESS RELEASE

EXHIBIT INDEX

Exhibit No.	Description	Page No.
1.	Press Release dated July 30, 2004 and Quarterly Report for the second quarter ending June 30, 2004	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 30, 2004	Cameco Corporation
	By:	/s/ “Gary M.S. Chad”
Gary M.S. Chad
Senior Vice-President, Law, Regulatory Affairs and Corporate Secretary

Share
Listed	Symbol
web site address:
TSX NYSE	CCO CCJ	www.cameco.com

2121 – 11th Street West, Saskatoon, Saskatchewan, S7M 1J3  Canada
Tel: (306) 956-6200 Fax: (306) 956-6201

Cameco Reports Solid Second Quarter Earnings

Saskatoon, Saskatchewan, Canada, July 30, 2004    .  .  .  .  .  .  .  .  .  .  .  .  .  .  .  .  .

Cameco Corporation today reported its financial results for the three months ended June 30, 2004.

HIGHLIGHTS

•	Second quarter net earnings before tax adjustments up significantly

•	Centerra Gold Inc. began trading on the Toronto Stock Exchange

•	Higher uranium and gold prices contribute to bottom line

•	Bruce Power results reflect two restarted units

	Three Months	Three Months	Six Months	Six Months	YTD
	Ended	Ended	Ended	Ended	Change
Financial Highlights	June 30/04	June 30/03	June 30/04	June 30/03%
Revenue ($ millions)	242	220	375	323	16
Earnings from operations ($ millions)	40	10	49	15	227
Cash provided by operations ($ millions)	(19)	33	30	84	(64)
Net earnings ($ millions)	65	104	105	141	(26)
Earnings per share ($) basic	1.15	1.87	1.84	2.53	(27)
Net earnings before tax adjustments ($ millions)	65	18	105	55	91
Average uranium spot price for the period ($US/lb U3O8)	17.99	10.89	17.27	10.51	64
Average realized electricity price ($ per MWh)	46	45	47	52	(10)
Average Ontario electricity spot price ($ per MWh)	47	48	51	61	(16)
Average realized gold price for the period (US$/ounce)	360	315	360	317	14
Average spot market gold price for the period (US$/ounce)	393	347	401	350	14

Note:	All dollar amounts are expressed in Canadian dollars unless otherwise stated.

CONSOLIDATED FINANCIAL RESULTS

Consolidated Earnings

Second Quarter

For the three months ended June 30, 2004, net earnings decreased to $65 million ($1.15 per share) from $104 million ($1.87 per share) in 2003. The results for 2003 included a non-recurring, non-cash income tax adjustment of $86 million ($1.54 per share) attributable to favourable changes in resource sector taxation by the Canadian government.

Excluding this tax adjustment, net earnings increased for the three months ended June 30, 2004 by $47 million ($0.80 per share) compared to the same period in 2003. This increase was attributable to improved results in the uranium and gold businesses as well as stronger performance at Bruce Power. The improvement in the uranium business was due to a higher realized price, which was related to a significant increase in the spot market price for uranium. Earnings from the gold business benefited from higher production as a result of the commissioning of the Boroo gold mine, while results at Bruce Power benefited from the restart of two A reactors.

For more details on the uranium, conversion services, electricity and gold businesses, see “Business Segment Results” below in this report.

In the second quarter of 2004, Cameco’s earnings include a net gain of $4 million as a result of the reorganization of its gold assets.

In the second quarter of 2004, total costs for administration, exploration, interest and other were about $22 million, $4 million higher than 2003. Administration costs increased by $5 million due to higher costs in gold subsidiaries and increased stock compensation expenses. Exploration expenditures rose by $2 million due to increased gold exploration activity in Central Asia and the United States. Interest and other costs decreased by about $3 million due to reduced foreign exchange losses.

Excluding the tax adjustment, the effective tax rate decreased to 20% from 31% in 2003 due to a higher proportion of earnings from gold, which were earned in more favourable tax jurisdictions during 2004.

Earnings from operations were $40 million in the second quarter of 2004 compared to $10 million in 2003. The aggregate gross profit margin increased to 26% from 13% in 2003.

Year to Date

For the first six months of 2004, net earnings were $105 million ($1.84 per share) compared to $141 million ($2.53 per share) in 2003.

Excluding the tax adjustment recorded in 2003, net earnings for the first six months of 2004 increased by $50 million ($0.82 per share) compared to 2003. This increase was attributable to improved results in the uranium and gold businesses as well as stronger performance at Bruce Power.

The improvement in the uranium business was due to a higher realized price, which was related mainly to the significant increase in the spot price for uranium. Earnings from Bruce Power benefited from a 44% increase in production as a result of the restart of the two A reactors. Results from the gold business improved due to increased production and a higher realized selling price.

In the first six months of 2004, total costs for administration, exploration, interest and other were about $43 million, $3 million higher than 2003. Administration costs increased by $7 million due to higher costs in gold subsidiaries and increased stock compensation expenses. Exploration expenditures rose by $2 million due to increased gold exploration activity. Interest and other costs decreased by about $6 million due to higher investment income and reduced foreign exchange losses.

Excluding the tax adjustments, the effective rate for income taxes in 2004 decreased to 23% from 32% due to a higher proportion of earnings from gold in more favourable tax jurisdictions.

Earnings from operations were $49 million compared to $15 million in 2003 and the aggregate gross profit margin increased to 24% from 17% in 2003.

Cash Flow

In the first six months of 2004, Cameco generated cash from operations of $30 million compared to $84 million in 2003. This decrease of $54 million was primarily due to an increase in inventory levels, which more than offset the benefit of higher revenues. Inventory levels fluctuate due to the timing of sales deliveries. The preceding does not include Cameco’s pro rata interest of Bruce Power’s operating cash flow of $93 million in 2004 compared to $90 million in 2003. Cameco accounts for this investment using the equity method and thus Bruce Power’s operating cash flows are not consolidated with Cameco’s. For further information, refer to note 2 of the unaudited interim consolidated financial statements and notes for the period ending June 30, 2004 (financial statements).

Balance Sheet

At June 30, 2004, total long-term debt was $591 million, a decrease of $6 million compared to December 31, 2003. At June 30, 2004, Cameco’s net debt to capitalization ratio was 19%, down from 26% at the end of 2003.

Effective January 1, 2004, Cameco changed its accounting policy for financial instruments. This change resulted in the preferred securities and convertible debentures being classified as debt rather than equity. See note 1 to the financial statements.

Compared to the end of 2003, product inventories increased by $103 million as production and purchases of uranium and conversion services exceeded sales during the first half of 2004.

Foreign Exchange Update

Cameco sells most of its uranium and conversion services in US dollars while most of its uranium production and all of its conversion services are produced in Canada. As such, the company’s uranium and conversion services revenue is denominated mostly in US dollars, while its production costs are denominated primarily in Canadian dollars.

The company attempts to provide some protection against exchange rate fluctuations by planned hedging activity designed to smooth volatility. Therefore Cameco’s uranium and conversion revenues are partly sheltered against declines in the US dollar in the shorter term.

In addition, Cameco has a portion of its annual cash outlays denominated in US dollars, including uranium and services purchases, which provides a natural hedge against US currency fluctuations. While natural hedges provide cash flow protection against exchange rate fluctuations, the result on earnings may be dispersed over several fiscal periods and is more difficult to identify.

During the quarter, the US dollar strengthened against the Canadian dollar from $1.3105 at the end of March 31, 2004 to $1.3404 as of June 30, 2004.

At June 30, 2004, Cameco had a foreign currency hedge portfolio of $528 million (US). These hedges are expected to yield an average exchange rate of $1.3741 ($0.73 US = $1.00 CDN). The net mark-to-market gain on these hedge positions was $14 million at June 30, 2004.

Timing differences between the usage and designation of hedge contracts may result in deferred revenue or deferred charges. At June 30, 2004, deferred revenue totalled $30 million. The schedule for deferred revenue to be released to earnings, by year, is as follows:

	2nd Half
	2004	2005	2006	2007
Deferred Revenue ($ millions)	13	20	6	(9)

In 2004, most of the net inflows of US dollar are hedged with currency derivatives. Net inflows represent forecast uranium and conversion sales less expected outlays (denominated in US dollars). For the uranium and conversion services businesses in the second quarter of 2004, the effective exchange rate, after allowing for hedging, was about $1.50 compared to $1.36 in the first quarter of 2004 and 1.38 in the second quarter of 2003. Results from the gold business are converted into Canadian dollars at prevailing exchange rates.

For the remainder of 2004, every one-cent change in the US to Canadian dollar exchange rate would change net earnings by about $2 million (CDN).

Consolidated Outlook for 2004

In 2004, consolidated revenue is expected to rise by about 20%. This is due primarily to the restructuring of Cameco’s gold assets, which will result in full consolidation of Kumtor’s revenue in the second half of 2004 as opposed to proportionate consolidation of Cameco’s one-third interest. In addition, new gold production from the Boroo mine will contribute to higher revenue. In the uranium and conversion businesses, revenues are likely to be marginally lower due to reduced volumes. On a consolidated basis, the gross profit margin is projected to be similar to the 20% reported in 2003. In 2004, the effective rate for income taxes is expected to be about 20% to 25%. This outlook may be impacted depending on the length of the labour dispute that has developed at the company’s Port Hope conversion facility.

Consolidated Outlook for the Third Quarter

Revenue in the third quarter of 2004 is expected to be about 20% higher than the second quarter reflecting higher volumes in gold and uranium as well as the full consolidation of Kumtor’s revenue. Earnings from Bruce Power are expected to be lower than in the second quarter due to reduced output resulting from the planned maintenance outages. This outlook may be impacted depending on the length of the labour dispute that has developed at the company’s Port Hope conversion facility.

BUSINESS SEGMENT RESULTS

Cameco’s results come from four business segments:

•	Uranium

•	Conversion services

•	Nuclear electricity generation

•	Gold

Uranium

Highlights

	Three Months	Three Months	Six Months	Six Months
	Ended	Ended	Ended	Ended
	June 30/04	June 30/03	June 30/04	June 30/03
Revenue ($ millions)	142	159	215	215
Gross profit ($ millions)	26	11	35	25
Gross profit %	18	7	16	12
EBT* ($ millions)	22	8	28	19
Sales volume (lbs. thousands)	7,519	9,886	12,105	12,938
Production volume (lbs. thousands)	4,286	1,732	9,509	7,369

*	Earnings before taxes.

Uranium Earnings

Second Quarter

Revenue from the uranium business decreased by 11% to $142 million from $159 million in the second quarter of 2003 due to a 24% decline in sales volume. As the timing of deliveries of nuclear products within a calendar year is at the discretion of customers, Cameco’s quarterly delivery patterns can vary significantly.

The decline in deliveries was largely offset by a 17% increase in the average realized selling price for uranium concentrates compared with the second quarter of 2003. The higher realized price was mainly the result of a higher uranium spot price, which averaged $17.99 (US) in the second quarter compared to $10.89 (US) in the second quarter of 2003, an increase of 65%.

The total cost of products and services sold, including depreciation, depletion and reclamation (DDR) was $116 million in the second quarter of 2004 compared to $149 million in 2003. This decrease was mainly due to the 24% decrease in sales volume for the quarter.

Earnings before taxes from the uranium business increased by $14 million in the second quarter of 2004 while the profit margin improved to 18% from 7% in 2003 due to the higher realized selling price.

Year to Date

Revenue from the uranium business was unchanged at $215 million as a 7% increase in the realized selling price was offset by lower deliveries. The higher realized price was the result of an increase in the uranium spot price, which averaged $17.27 (US) in the first six months compared to $10.51 (US) in 2003, an increase of 64%. The benefit of the improved spot price was partially offset by lower prices on fixed-price contracts, contract price ceilings and a less favourable foreign exchange rate.

During the first half of 2004, the total cost of products and services sold, including DDR was $180 million compared to $190 million in 2003, reflecting a 6% decline in sales volume. On a per unit basis, the cost of product sold was similar to the previous year. However, the cost of sales for 2003 included $23 million in rehabilitation costs due to the water inflow incident at McArthur River. Excluding these costs, the unit cost of sale rose by 14% due to higher costs for purchased uranium and higher costs of production at Rabbit Lake.

Earnings before taxes from the uranium business increased by $9 million in the first six months of 2004 and the profit margin improved to 16% from 12% in 2003.

Uranium Outlook for the Year

In 2004, Cameco’s uranium revenue is expected to be marginally lower than in 2003 as the effect of lower deliveries is expected to be largely offset by an improved selling price. More than 60% of uranium deliveries are expected to occur in the second half of the year.

Uranium margins are expected to be marginally higher than in 2003, which included the expensing of the rehabilitation costs for McArthur River and the standby costs for Key Lake.

Uranium Outlook for Third Quarter

For the third quarter of 2004, uranium revenue is projected to increase by about 10% over the second quarter as a result of higher deliveries. An expected decline in the average selling price is likely to partially offset the benefit of the increased volume. Cameco expects its average realized price will be about 10% lower than in the second quarter due to a less favourable exchange rate. In the second quarter, the effective exchange rate, after allowing for hedging, was $1.50 and is expected to be $1.39 in the third quarter.

2004 Uranium Price Sensitivity Analysis

For deliveries in the second half of 2004, a $1.00 (US) per pound increase in the U3O8 spot price from its current level of $18.50 (US) per pound would increase revenue by about $1 million (CDN), whereas a $1.00 (US) per pound decrease would reduce revenue by about $4 million (CDN). Please see uranium price sensitivity discussion below.

2005 Uranium Price Sensitivity Analysis

As previously disclosed, many of the company’s uranium contracts were signed some years ago when spot prices were much lower. As a result, these contracts have pricing terms that limit the benefit of spot price increases experienced to date.

At the beginning of this year, Cameco noted that a $1.00 (US) increase in the spot price from $14.50 (US) per pound would increase net earnings in 2004 by $5 million (CDN), or $0.09 per share. The sensitivity analysis assumed an effective exchange rate after allowing for hedging of $1.33.

The company indicated at that time that it expected to receive a greater benefit from rising uranium prices in 2005 compared to 2004, as less favourably priced contracts expired. Some of this benefit will reflect the uranium spot price increase from $14.50 (US) to $18.50 (US) per pound during the year. Given Cameco’s current contract portfolio, at a spot price of $14.50 (US), about 20% of the 2005 sales volume was sensitive to further increases in the spot price.

However, as higher ceiling prices are reached, there will be less additional benefit to Cameco in 2005 from further increases in the spot price beyond the current level. At $18.50 (US) per pound, less than 10% of the expected 2005 sales volume is sensitive to the spot price as higher contract ceiling prices are reached.

With a 28% increase in the spot price to date this year, Cameco expects a $1.00 (US) increase in the spot price from $18.50 (US) per pound would increase 2005 net earnings by $3 million (CDN) or $0.05 per share. This sensitivity assumes that one US dollar is equivalent to $1.33 Canadian after allowing for hedging.

Given the level of sales targeted each year (32 million pounds in 2004), the company is continually in the market signing new contracts for deliveries beginning in two to three years time. About 25% to 30% of the current contract portfolio rolls off each year, and is therefore replaced in large part with contracts that were entered into in the last two to three years. As has been the practice in the past, during this period of rapidly increasing prices, the company has continued to enter in to new contracts.

It is also important to note that over the past several years, Cameco’s strategy was to ensure adequate cash flow in the near term with a mix of market-related and fixed price contracts. At the same time, it sought to limit sales commitments beyond 2006, given the then prevailing market conditions, contracting terms and the company’s expectations with respect to future prices.

Looking forward to 2006, if spot prices remain at the current level of $18.50 (US), the company would still achieve higher realized prices as some older contracts with lower ceiling prices expire. If spot prices continue to increase significantly, the company’s average realized price will further increase, but not to the full extent of the spot price increase because higher ceiling prices in some multi-year agreements may be reached. At a spot price of $18.50 (US) per pound, about 40% of the expected 2006 sales volume is sensitive to further increases in the spot price.

For the present, Cameco continues to weight its portfolio of contracts 60% with prices which reference the spot price at the time of delivery and 40% at fixed/base escalated prices. The new fixed/base price contracts generally reflect longer-term prices at the time of contract award. Therefore, in the coming years, Cameco’s contract portfolio will be positively impacted by these higher fixed/base price contracts and more upside potential under new spot related contracts.

Uranium Market Update

Uranium Spot Market

The industry average spot price on June 30, 2004 was $18.50 (US) per pound U3O8, up 5% from $17.67 (US) at March 31, 2004. This compares to $10.90 (US) at the end of the second quarter of 2003.

Total spot market volume reported for the second quarter of 2004 was 3.9 million pounds U3O8, for a total year to date of 8.2 million pounds. This is significantly less than the 7.2 million pounds for the second quarter of 2003 and the six-month total at that time of 11.7 million pounds.

Spot demand in 2004 continued to be lower than in 2003, as buyers with near-term requirements exercised upward volume flexibilities under existing contracts in an effort to avoid paying higher prices, or were conducted off-market purchases in an attempt to minimize upward pressure on prices. Spot suppliers appear to have limited volumes available as the usual sources of spot supply have been significantly depleted. In addition, these suppliers are not aggressively placing the volumes they have, resulting in price increases throughout the quarter.

Uranium Long-Term Market

The long-term market in 2004 continued to be active in the second quarter and long-term contracting in 2004 is likely to exceed the estimated 75 million pounds U3O8 contracted in 2003.

The long-term price indicator, published by TradeTech, was at $18.50 (US) per pound U3O8 on June 30, 2004, up from $17.50 (US) at the end of the first quarter. During the quarter, Ux Consulting Company, LLC began to publish a long-term price indicator, which was reported at $19.00 (US) per pound U3O8 on June 30, 2004.

Highly Enriched Uranium Agreement (HEU) Update

In June 2004, Cameco, COGEMA and RWE NUKEM (collectively the western companies) announced the signing of an amendment with Techsnabexport (Tenex) that ensures the continued operation of the UF6 Feed Component Implementing Contract (HEU contract) to the end of its term in 2013.

The amendment provides, among other things, that the western companies will forego a portion of their future options on HEU-derived uranium to ensure there is sufficient material in Russia for blending down the weapons grade HEU to commercially usable low enriched uranium (LEU). This change was needed in light of Russia’s rising requirements for uranium to fuel its expanding nuclear plant construction program within Russia and abroad. The amendment to the HEU contract is subject to approval by the US and Russian governments.

The net impact of the amendment is that the amount of HEU-derived uranium that theoretically would have been available to the western market has been reduced by a total of about 74 million pounds in the period through 2013, along with the contained conversion component of some 28,000 tonnes U as UF6. The 74 million pounds is made up of about 30 million pounds of Tenex material that will be returned to Russia in the period 2008 through 2013. The remaining 44 million pounds is the monitored inventory as of the end of 2003.

The western companies have now firmed up most of their options under the HEU contract, and have firm purchase commitments for almost 163 million pounds of uranium from now to the end of 2013. Cameco’s share of this material is 42.5% or 69 million pounds. Uranium from the HEU contract has been, and will continue to be, a reliable source of supply for the market.

Uranium Operations Update

Uranium Production

Cameco's Share of	Three Months	Three Months	Six Months	Six Months
Production	Ended	Ended	Ended	Ended
(million lbs U3O8)	June 30/04	June 30/03	June 30/04	June 30/03
McArthur River/Key Lake	2.4	—	5.9	3.3
Rabbit Lake	1.4	1.2	2.6	3.1
Smith Ranch/Highland	0.3	0.3	0.6	0.6
Crow Butte	0.2	0.2	0.4	0.4

Total	4.3	1.7	9.5	7.4

McArthur River/Key Lake

Production at McArthur River/Key Lake totalled 3.4 million pounds for the second quarter of 2004. Cameco’s share is 2.4 million pounds. In the second quarter of 2003, there was no production from McArthur River/Key Lake as mining was stopped for about three months to deal with the additional water inflow.

The excess water inflow at the McArthur River mine has essentially been sealed off. A small amount of water is allowed to flow through two remaining relief holes to ensure they do not get plugged during grouting of the area. The total mine water inflow has been reduced from 450 cubic metres per hour (m3/hr) at the end of the first quarter to less than 200 m3/hr, which is below the level it was before the water inflow incident.

McArthur River/Key Lake is on track to produce 18.5 million pounds for 2004 (Cameco’s share is 12.9 million pounds).

Both the McArthur and Key Lake operating licences are up for renewal this year. The Canadian Nuclear Safety Commission held day-one licence renewal hearings on July 7 for McArthur River and on July 8 for Key Lake. The hearings are scheduled to continue on September 15, 2004 for both operations.

The CNSC has indicated that the proposed production increase to 22 million pounds U3O8 per year will require a screening level environmental assessment (EA) under the Canadian Environmental Assessment Act. A hearing is scheduled on September 15, 2004 to review EA guidelines for the production increase.

Rabbit Lake

Rabbit Lake produced 1.4 million pounds U3O8 during the second quarter of 2004 and is expected to produce 6.0 million pounds in 2004, up marginally from the 5.8 million pounds that was forecast in the first quarter.

Prospects for additional reserves have been identified near the current mine. During the quarter, underground delineation drilling was undertaken. The company has begun underground development in this area to establish a deeper exploration drift for further drilling later this year. It is anticipated that an estimate of the additional reserves will be available by year-end.

On May 10, 2004, Rabbit Lake was awarded the 2003 regional John T. Ryan award for best safety performance among metal mines in the Prairies, Northwest Territories and Nunavut.

Smith Ranch-Highland and Crow Butte

Smith Ranch-Highland and Crow Butte produced 0.5 million pounds during the second quarter of 2004. The operations are expected to produce 2.0 million pounds for the year.

Uranium Projects Update

Cigar Lake

On June 10, 2004, the CNSC held a day-one hearing on the outcome of its EA for the construction and operation of the Cigar Lake project. The CNSC subsequently approved the findings of the EA on June 30, allowing for licensing of various project stages.

On July 7, the CNSC held the hearing for the limited 2004 construction licence, which would allow the company to begin weather-sensitive construction of the surface facilities. The CSNC also held the first of two hearings for the full construction licence at Cigar Lake. Following the hearing, the CNSC announced its decision to issue a licence to Cameco for construction of specific surface facilities at Cigar Lake. The licence is valid until January 31, 2005. The second hearing for the full construction licence is scheduled for November 17, 2004.

After the full construction licence is obtained, the Cigar Lake partners will decide whether to proceed with development of the mine. Construction of the mine is expected to take 24 to 27 months to complete, with uranium production possible in 2007. The anticipated annual production at full capacity is 18 million pounds. Cameco owns 50% of Cigar Lake. The Cigar Lake partners are updating the 2001 preliminary estimate of $350 million for project development. Given the recent price increases in steel products, scope changes and additional operational requirements mandated by regulation, the project cost is expected to increase over the initial estimate.

Inkai

The test mine at Inkai in Kazakhstan produced about 0.1 million pounds U3O8 during the second quarter of 2004 and is expected to produce 0.4 million pounds for the year. Cameco owns 60% of the Inkai project. The project is expected to produce 2.6 million pounds per year at full capacity. Cameco is examining the potential to increase production levels.

The Inkai joint venture partners decided to proceed with construction of the Inkai in situ leach mine. The Inkai Joint Venture intends to submit an environmental assessment and a design plan for the commercial facility to Kazakh regulatory authorities for approval before the end of the 2004. Cameco expects construction to begin early in 2005 with commercial production scheduled for 2007. The sales and costs of Inkai production are not reflected in the earnings statement but are accounted for in the balance sheet until commercial production is achieved.

Conversion Services

Highlights

	Three Months	Three Months	Six Months	Six Months
	Ended	Ended	Ended	Ended
	June 30/04	June 30/03	June 30/04	June 30/03
Revenue ($ millions)	37	41	63	62
Gross profit ($ millions)	14	13	22	20
Gross profit %	37	32	35	33
EBT ($ millions)	13	13	21	19
Sales volume (tU)	4,354	4,716	7,167	6,844
Production volume (tU)	2,996	3,482	7,060	7,338

Conversion Services Earnings

Second Quarter

In the second quarter of 2004, revenue from the conversion business decreased by 10% to $37 million over the same period in 2003, due primarily to an 8% decline in sales volume. As with uranium deliveries, quarterly delivery patterns can vary significantly. Conversion revenue was also impacted by a 2% decline in the realized selling price, the result of a less favourable foreign exchange rate.

The total cost of products and services sold, including depreciation, depletion and reclamation (DDR) was $23 million in the second quarter of 2004 compared to $28 million in 2003. This decrease was attributable to the lower sales volume and lower unit costs for the quarter. The unit cost of products and services sold decreased by 9% over the previous year due to reduced costs for purchased material.

Earnings before taxes from the conversion business were unchanged at $13 million, while the gross profit margin increased to 37% from 32% quarter over quarter.

Year to Date

Revenue from the conversion business rose marginally to $63 million from $62 million in 2003 due to a 5% increase in sales volumes partially offset by a 2% decrease in the realized selling price.

The total cost of products and services sold, including DDR, was $42 million in the first six months of 2004 compared to $41 million in 2003. This increase was attributable to the higher deliveries.

Earnings before taxes from the conversion business increased by $2 million in the first half of 2004 and the profit margin increased to 35% from 33% in 2003.

Conversion Services Outlook for the Year

Revenue from the conversion business is likely to be marginally lower than in 2003 primarily due to a modest decrease in the realized price as the result of a less favourable exchange rate. This outlook may be impacted depending on the length of the labour dispute that has developed at the company’s Port Hope conversion facility.

Conversion Services Outlook for Third Quarter

For the third quarter of 2004, conversion revenue is projected to be similar to the second quarter. Profit margins are likely to be lower than in the second quarter due to the summer maintenance shutdown. This outlook may be impacted depending on the length of the labour dispute that has developed at the company’s Port Hope conversion facility.

Conversion Services Price Sensitivity Analysis

In the short term, Cameco’s financial results are relatively insensitive to changes in the spot price for conversion. The majority of conversion sales are at fixed prices.

UF6 Conversion Market Update

The industry average spot market price (TradeTech and Ux) for North American uranium conversion services increased to $7.75 (US) per kgU at June 30, 2004, up from $7.00 (US) at March 31, 2004. This compares to $4.95 (US) per kgU at the end of the second quarter of 2003. In Europe, the industry average spot conversion price increased by $0.88 (US) to $9.13 (US) from the end of March 2004.

Conversion Services Operations Update

Production

The fuel services division produced 2,996 tonnes of uranium during the second quarter, 14% less than the second quarter of 2003. This decrease is due to different scheduling of product deliveries coupled with slightly increased plant maintenance requirements.

For the first six months of 2004, production totalled 7,060 tonnes. Annual production is still expected to be about 12,500 tonnes, although this may be impacted by the labour disruption described below.

Labour Negotiations

The collective agreements for two groups of Port Hope conversion facility employees represented by the United Steelworkers of America expired on June 30, 2004. These employees went on strike at midnight on Wednesday, July 28 after voting 69% to reject a revised contract settlement offer. No further talks are scheduled.

The plant has been shut down for scheduled maintenance and summer vacation since June 30, 2004. The plant was not restarted when employees returned from vacation on July 26 and is now being maintained in a shutdown state. The company did not plan to begin UF6 production until mid August and UO2 production until mid September. Cameco is monitoring the effect of the strike on annual production targets. The company has inventory to mitigate the effect of a production shortfall.

Nuclear Electricity Generation

Highlights

Bruce Power Limited Partnership (100% basis)

	Three Months	Three Months	Six Months	Six Months
	Ended	Ended	Ended	Ended
	June 30/04	June 30/03	June 30/04	June 30/03
Output (terawatt hours)	9.4	5.3	17.4	12.1
Capacity factor (%)[1]	92	77	86	88
Realized price ($ per MWh)	46	45	47	52
($ millions)
Revenue	434	244	833	642
Operating costs	286	210	536	403
Earnings before interest and taxes	148	34	297	239
Interest	15	15	33	32
Earnings before taxes	133	19	264	207
Cash from operations	189	106	293	284
Capital expenditures (including sustaining capital)	73	160	179	292

1.	Capacity factor for a given period represents the amount of electricity actually produced for sale as a percentage of the amount of electricity the plants are capable of producing for sale.

In the second quarter of 2004, Bruce Power generated cash from operations of $189 million compared to $106 million in the second quarter of 2003. For the first half of 2004, Bruce Power generated $293 million compared to $284 million during the same period in 2003.

Capital expenditures for the second quarter of 2004 totalled $73 million compared to $160 million during the same period in 2003. For the first six months of 2004, capital expenditures were $179 million compared to $292 million in the first half of 2003. As previously reported, Bruce Power’s 2004 capital expenditure program is expected to total $400 million, of which $280 million is for the six operating reactors and infrastructure projects plus $120 million for sustaining capital and site service support areas.

Cameco’s Earnings from Bruce Power

	Three Months	Three Months	Six Months	Six Months
	Ended	Ended	Ended	Ended
($ millions)	June 30/04	June 30/03	June 30/04	June 30/03
Bruce Power’s earnings before taxes (100%)	133	19	264	207
Cameco’s share of pre-tax earnings before adjustments	42	6	83	53
Adjustments:
Sales contract valuation	5	6	10	8
Interest capitalization	—	4	2	5
Interest income on loan to Bruce Power	2	3	4	3
Fair value increments on assets	(4)	(2)	(8)	(3)
Pre-tax earnings from Bruce Power	45	17	91	66

Second Quarter (Q2)

Q2 Earnings

For the second quarter, Bruce Power earnings before taxes were $133 million compared to $19 million in 2003. The increase in earnings was attributable to higher output quarter over quarter. For the three months ended June 30, 2004, Cameco’s pre-tax earnings from Bruce Power amounted to $45 million compared to $17 million in 2003.

Q2 Output

During the second quarter, the Bruce Power units generated 9.4 terawatt hours (TWh) of electricity representing a capacity factor of 92%. This output includes unit A3 for the full quarter and unit A4 up to May 22, 2004. In the second quarter of 2003, only the B units were operational and they generated 5.3 TWh representing a 77% capacity factor.

There was one scheduled outage for unit A4, which began on May 22, 2004 and ended on July 2, 2004 when it came back in service. There was only one unplanned outage during the second quarter of 2004. Unit B8 was down for two days in April due to a faulty valve.

Q2 Price

For the second quarter, Bruce Power’s revenue increased to $434 million from $244 million in 2003. This can be attributed primarily to higher output noted above.

The realized price achieved from a mix of contract and spot sales averaged $46 per megawatt hour (MWh) during the second quarter of 2004 compared to $45 per MWh during the same period in 2003.

During the quarter, the Ontario electricity spot price averaged almost $47 per MWh compared to $48 per MWh during the second quarter of 2003.

To reduce its exposure to spot market prices, Bruce Power has a portfolio of fixed-price sales contracts. During the second quarter of 2004, about 45% of Bruce Power’s output was sold under fixed-price contracts compared to 70% in the same period in 2003.

Cameco provides guarantees to customers under these contracts of up to $123 million. At June 30, 2004, Cameco’s actual exposure under these guarantees was $69 million. In addition, Cameco provides financial assurances for other Bruce Power commitments, which totalled about $82 million at June 30, 2004.

Q2 Costs

Output was up 77% while operating costs (including depreciation and amortization) of $286 million were higher by almost 36% on a quarter-over-quarter basis. This was primarily as a result of moving toward a six-unit operational site and the resulting increase in staff and material costs. In the second quarter of 2003, staff costs related to the Bruce A restart were capitalized to the project. In addition, depreciation costs and supplemental rent also increased on a quarter-over-quarter basis as a result of bringing two Bruce A units into service.

About 95% of Bruce Power’s operating costs are fixed. As such, most of the costs are incurred whether the plant is operating or not. On a per unit basis, the operating cost in the second quarter of 2004 was $30 per MWh, 25% lower than in the second quarter of 2003. This decrease was primarily due to higher output plus lower costs as a result of fewer planned maintenance outages on a quarter-over-quarter basis.

Year to Date (YTD)

YTD Earnings

For the six months ended June 30, 2004, Bruce Power earnings before taxes were $264 million compared to $207 million in 2003. The increase in earnings can be attributed to higher electricity generation in the first half of 2004 compared to the same period in 2003. Year to date, Cameco’s earnings from Bruce Power amounted to $91 million compared to $66 million for the same period in 2003.

YTD Output

For the first six months of the year, the Bruce Power units achieved a total capacity factor of 86%, down marginally from 88% in the same period last year. These units produced 17.4 TWh during the first half of the year, a 44% increase over the same period last year, reflecting the addition of the two A units as well as the 3% or 26 megawatt (MW) increase on Bruce B unit 6 achieved through fuel reconfiguration.

YTD Price

For the first six months of 2004, generation revenues totalled $833 million, up 30% compared to the first half of 2003. During this period, Bruce Power’s realized price averaged $47 per MWh from a mix of contract and spot sales, a 10% decrease over the same period last year. The Ontario electricity spot price averaged about $51 per MWh during the first half of the year compared to $61 per MWh a year ago.

During the first half of 2004, about 45% of Bruce Power’s output was sold under fixed-price contracts compared to 62% in the same period in 2003.

YTD Costs

For the first half of 2004, operating costs (including depreciation and amortization) were $536 million, 33% higher than the same period in 2003. This was primarily as a result of moving towards a six-unit operational site and the resulting increase in staff and material costs. In the first half of 2003, staff costs attributed to the Bruce A restart were capitalized to the project. In addition, depreciation costs and supplemental rent also increased year over year as a result of bringing the two Bruce A units into service.

About 95% of Bruce Power’s operating costs are fixed. As such, most of the costs are incurred whether the plant is operating or not. On a per unit basis, the operating cost was $31 per MWh in the first half of 2004, a decrease of 6% compared to the same period in 2003.

Bruce Power Outlook for the Year

The planned outages for Bruce Power’s reactors remain the same as reported in the previous quarter as follows:

•	all four B units are scheduled to be down for about one month to inspect the vacuum building in the fall of 2004,

•	one B unit is scheduled for a maintenance outage concurrent with the vacuum building inspection and is expected to be out of service for two to three months, and

•	an outage for one B unit originally scheduled for 2004 is now planned for 2005.

The vacuum building outage to conduct safety tests is mandated by the Canadian Nuclear Safety Commission. Bruce B’s last vacuum building outage was in 1992.

The aggregate capacity factor for the year is now expected to slightly exceed 80%.

Bruce Power’s revenue is expected to increase in 2004 due to having six units in operation this year compared to four units in 2003. Margins are also expected to be somewhat higher than in 2003. The improved margins depend upon the successful completion of the planned outages and the spot price performance in the second half of the year.

Bruce Power’s anticipated contribution to Cameco for 2004 could be significantly impacted if the aggregate capacity factor is less than expected due to planned outages for the remainder of 2004 extending significantly beyond their scheduled periods or if there are one or more unplanned outages which, in aggregate, are for an extended period.

Bruce Power Outlook for the Third Quarter

The planned month-long maintenance outage for all four B units is scheduled to begin in late September and end in the fourth quarter. This is expected to reduce third quarter output by about 10% compared to the second quarter. The benefit of an expected increase in the electricity spot price is likely to be offset by higher maintenance costs associated with the outage. Together, these factors are anticipated to decrease Bruce Power’s earnings in the third quarter compared to the second quarter.

Electricity Price Sensitivity Analysis

At the end of the quarter, approximately 43% of Bruce Power’s planned output for the remainder of 2004 was under fixed-price contracts. A $1.00 per MWh change in the spot price for electricity in Ontario would change Cameco’s after-tax earnings from Bruce Power by about $2 million.

Ontario Energy Bill (Bill 100)

In June 2004, the Ontario government tabled legislation outlining broad plans to restructure the electricity sector to address the widening gap between supply and demand in the province. Bill 100 details a range of measures intended to encourage private investment, maintain price stability and construct or conserve 25,000 MW of capacity by 2020.

The bill would allow the government to intervene in the market by setting prices paid to generators based on variables including the method of generation and the amount of electricity produced.

The bill includes a requirement that the Independent Electricity System Operator (previously the Independent Electricity Market Operator) ensure that power users pay the true cost of electricity taking into consideration the mix of regulated and market prices paid to generators. Public consultation on the bill is scheduled for August. Legislative committees will likely review it during the fall. Cameco will continue to monitor the process and the potential impact on Bruce Power.

Gold

Centerra Gold Inc.

Work continued throughout the second quarter on preparing the new gold company, Centerra Gold Inc. (Centerra) for a stock exchange listing. On June 30, 2004, Centerra announced that the initial public and secondary offerings of its common shares had closed. Trading of Centerra’s shares began that day on the Toronto Stock Exchange (TSX) under the symbol CG.

Following the exercise of the over-allotment option by the underwriters on July 28, Centerra has 72.1 million common shares outstanding. Cameco Gold Inc., a wholly-owned subsidiary of Cameco, owns 38.0 million common shares (53%), Kyrgyzaltyn JSC, a subsidiary of the Kyrgyz government, owns 11.3 million common shares (16%), International Finance Corp. and the European Bank for Reconstruction and Development together own 3.1 million common shares (4%) and the public owns 19.7 million common shares (27%).

Closing of the Centerra offering was conditional on completing the Kumtor restructuring which closed on June 22, 2004. This restructuring, announced on January 5, 2004, dealt with the ownership interests in the Kumtor gold mine, located in the Kyrgyz Republic, and Cameco’s other gold interests held by subsidiaries.

As part of the Kumtor restructuring and listing of Centerra on the TSX, Cameco contributed certain assets to Centerra, including loans held by a subsidiary to Kumtor Gold Company (KGC) and AGR Ltd. (AGR), in exchange for Centerra common shares.

Under the restructuring agreement, Kyrgyzaltyn held an option to acquire an additional 2% of Centerra from Cameco, which can be exercised for up to 30 days after the listing date of June 30, 2004. Cameco has purchased this option from Kyrgyzaltyn and will maintain its 53% ownership in Centerra. Cameco’s statements of earnings and cash flow reflect its one-third proportionate share of Kumtor results up to June 22, 2004. Following which, Cameco fully consolidates Kumtor’s results. Cameco’s financial statements already fully consolidate the results of Boroo, Centerra’s gold mine in Mongolia.

Financial Highlights

	Three Months	Three Months	Six Months	Six Months
	Ended	Ended	Ended	Ended
	June 30/04	June 30/03	June 30/04	June 30/03
Revenue ($ millions)	63	19	97	47
Gross profit ($ millions)	23	5	35	10
Gross profit %	35	23	35	22
Selling price (US$/ounce)	360	315	360	317
Sales volume (ounces)	127,997	40,968	197,161	95,095

Production Highlights

	Three Months	Three Months	Six Months	Six Months
	Ended	Ended	Ended	Ended
	June 30/04	June 30/03	June 30/04	June 30/03
Kumtor (Cameco share)
Production (ounces)	59,606	38,865	117,274	87,582
Unit cash cost (US$/ounce)	178	256	177	226
Boroo (100%)[1]
Production (ounces)	63,376	—	82,653	—
Unit cash cost (US$/ounce)	135	—	134	—

1.	Commercial operations commenced March 1, 2004.

Earnings from Gold

Second Quarter

In the second quarter of 2004, revenue generated in the gold business more than tripled to $63 million from $19 million compared to the second quarter of last year due mainly to higher production. The realized price for gold increased to $360 (US) in the quarter from $315 (US) per ounce in the same quarter last year, due to a reduced hedge level, which provided greater exposure to the higher spot price. The revenues, which are in Canadian dollars, do not reflect this increase due to the strength of the Canadian dollar relative to the US dollar last year.

For the second quarter of 2004, gold production totalled 122,982 ounces, representing an increase of 84,117 ounces over the second quarter of 2003. Production at the Kumtor mine increased by 53% due to a higher ore grade that averaged 4.7 grams per tonne (g/t) compared to 3.3 g/t in 2003. The lower ore grade in second quarter 2003 was due to Kumtor being unable to access higher grade ore due to the remediation work connected to the July 2002 high wall ground movement. Kumtor’s cash cost per ounce decreased to $178 (US) compared to $256 (US) in 2003 due to the increase in production. Production at Boroo continued to exceed expectations at 63,375 ounces. Output is higher than expected due primarily to higher ore grades than had been predicted by the ore reserve model. The unit cash cost at Boroo was $135 (US) for the second quarter of 2004.

Cameco fully consolidates the results from Boroo and adjusts for a minority interest of approximately 46.6%. As of June 30, 2004, this minority interest has changed to 5% as a result of the acquisition of substantially all of the AGR minority interest as part of Centerra’s TSX listing and the reorganization of the Cameco gold assets held by subsidiaries.

For the quarter, the gross profit margin for gold rose to 35% from 23% in 2003 due to reduced cash costs and higher realized prices.

Year to Date

Revenue from the gold business rose by $50 million compared to the same period last year, reflecting a 106% increase in sales volume. The realized price for gold increased to $360 (US) in the quarter from $317 (US) per ounce in the same quarter last year, due to a reduced hedge level, which provided greater exposure to the higher spot price. The Canadian dollar revenues do not reflect this increase due to the strength of the Canadian dollar relative to last year.

For the first six months of 2004, gold production totalled 199,927 ounces representing an increase of 112,345 ounces over the first half of 2003. Production at the Kumtor mine increased by 29,692 ounces (34%) due to a higher ore grade that averaged 4.7 g/t compared to 3.6 g/t in 2003. The lower ore grade in the first half of 2003 was due to Kumtor being unable to access higher grade ore due to the remediation work connected to the July 2002 high wall ground movement. Kumtor’s cash cost per ounce decreased to $177 (US) compared to $226 (US) in 2003 due to the increase in production. Production at Boroo has totalled 82,652 ounces since commercial production was declared on March 1, 2004. The unit cash cost at Boroo was $134(US) for the first half of 2004.

The gross profit margin for gold was 35% in the first six months of 2004 compared to 22% in 2003.

Gold Market Update

The average spot market gold price during the second quarter of 2004 was $393 (US), ending the quarter at $396 (US) per ounce. This compares to $424 (US) at March 31, 2004 and $346 (US) at the end of the second quarter of 2003.

At the end of June, KGC had no forward sales agreements remaining and AGR had in place forward sales on 155,000 ounces. Combined, as of June 30, 2004, these hedge positions represented about 4% of proven and probable gold reserves. These hedges are expected to yield an average price of $316 (US) per ounce. Currently Centerra does not intend to add further gold hedges. During July, AGR closed forward contracts for 125,000 ounces.

Cameco has agreed to provide credit support to a maximum of $140 (US) per ounce to the counterparty of AGR. As of June 30, 2004, Cameco’s maximum financial exposure under this arrangement was $22 million (US), while the actual exposure reflecting the mark-to-market losses was $13 million (US). Centerra has agreed, as soon as practicable, to relieve Cameco of the obligation to provide credit support.

Timing differences between the usage and designation of hedge contracts may result in deferred revenue or deferred charges. At June 30, 2004, deferred revenue totalled $5 million (US).

Gold Outlook for the Year

At Kumtor, production is now expected to total 655,000 ounces, up marginally from the first quarter of 2004 estimate of 650,000 ounces, due primarily to higher ore grades in the first half of 2004.

The 2004 forecast production for Boroo has been increased to 225,000 ounces, up from the first quarter estimate of 220,000 ounces, due primarily to the higher ore grades. These estimates include pre-commercial production from January to February 2004 of 27,703 ounces.

Given the increase in the planned total production from the Kumtor and Boroo mines, greater revenue is expected compared to 2003, assuming gold prices remain near current levels. Profits are expected to improve as a result of increased production. Furthermore, beginning in the third quarter Kumtor’s results will be fully consolidated, which will cause a significant increase in the amount of reported revenue. For the remainder of the year, total gold production is projected to be lower than in the first six months.

Gold Outlook for Third Quarter

For the third quarter of 2004, profits from the gold business are projected to decline compared to the second quarter as a result of lower production from the Kumtor and Boroo mines where ore grades are expected to be lower than in the second quarter.

Gold Price Sensitivity Analysis

For the remainder of 2004, about 90% of forecast gold sales is unhedged. A $10.00 (US) per ounce change in the gold spot price from its current level would change revenue and cash flow by about $5 million (CDN) and net earnings by about $3 million (CDN).

OTHER COMPANY DEVELOPMENTS

South Texas Project

On March 1, 2004, Cameco announced a $333 million (US) agreement to purchase a 25.2% interest in the South Texas Project (STP) electric generating station from a wholly owned subsidiary of American Electric Power. On May 30, 2004, Cameco announced that it did not anticipate acquiring the interest after two existing STP owners indicated they intended to exercise their right of first refusal and purchase this interest. Under the terms of the agreement, Cameco is entitled to receive $7 million (US) in compensation if the transaction does not proceed because the right of first refusal is exercised. Cameco expects to receive this compensation after it officially terminates the agreement.

NUCLEAR INDUSTRY DEVELOPMENTS

Japan

The Japanese utility, Tepco, has now restarted 14 of the 17 reactors that were shut down in 2002. The remaining three reactors are expected to resume operations after July.

United States

In the US, reactors continue to receive approval for licence extensions. At the end of June 2004, 26 life extensions had been granted, another 18 reactor applications were under review, and the operators of 24 more units had indicated their intent to seek extensions over the next five years. Assuming all licence extensions are granted, the total number of US reactors licensed to operate for an additional 20 years will be 68, well over half of the 103 reactors currently operating.

Early planning for new US reactors continues, with the US Department of Energy (DOE) providing about 50% funding of a study detailing the costs to build a two-unit advanced BWR (boiling water reactor) at Tennessee Valley Authority’s (TVA) Bellefonte site. TVA and its partners are one of three consortia seeking DOE funds to further the business case for building new reactors in the US. The results of the TVA study are expected in April 2005, at which point the group will decide whether to file for a combined construction and operating licence with the Nuclear Regulatory Commission.

Canada

In early July, the Ontario government announced that Ontario Power Generation Inc. (OPG) would complete the refurbishment of the 515 MWe Pickering A unit 1, at an estimated cost of $900 million (CDN). The unit is scheduled to return to commercial operation by September 2005. The announcement stated that the planned restart of the unit offered the shortest lead time of any of the major electricity supply projects available in Ontario, and that it would be less expensive than building a combined-cycle gas plant of a similar size.

LIQUIDITY AND CAPITAL RESOURCES

Changes in liquidity and capital resources during the second quarter included the following:

Bridge Financing

In the second quarter of 2004, Cameco cancelled its recently arranged $150 million (US) short-term financing facility after announcing it does not expect to proceed with the purchase of a 25.2% interest in the South Texas Project.

Kumtor Gold Company

During the quarter, Kumtor’s $20 million (US) in outstanding subordinated debt was exchanged for a combination of non-interest bearing promissory notes and Centerra common shares. The non-interest bearing promissory notes were repaid during the quarter by Centerra, eliminating this third-party debt from KGC’s balance sheet. Since Cameco now fully consolidates the financial results of KGC, this debt has been eliminated from Cameco’s long-term debt.

Commercial Commitments

During the quarter, commercial commitments declined 6% to $381 million from $403 million at March 31, 2004. Early closing of gold hedge positions reduced Cameco’s credit support obligations to counterparties under these arrangements by $34 million. Obligations to provide financial guarantees supporting Bruce Power increased by $10 million while standby letters of credit increased by $2 million to the end of the quarter.

Credit Ratings

As of June 30, 2004, Cameco had the following ratings for its senior debt from third-party rating agencies:

•	Dominion Bond Rating Service Limited (DBRS) — “A (low)” with a stable outlook.

•	Moody’s Investors Service — “Baa1” with a stable outlook.

•	Standard & Poor’s (S&P) — “BBB+” with a stable outlook.

SHARE CAPITAL

At June 30, 2004, there were 57,209,723 common shares outstanding.

NON-GAAP MEASURES

In addition to disclosing results in accordance with the Canadian generally accepted accounting principles (GAAP), Cameco also provides supplementary non-GAAP measures as a method to evaluate the company’s operating performance.

Earnings Before Tax Adjustments

The measure “earnings before tax adjustments” excludes the effects of changes in Canadian federal tax legislation that was substantially enacted in June 2003. These changes affected taxation of resource sector earnings and resulted in Cameco recording a recovery of $86 million in the second quarter of 2003. Management believes the exclusion of this tax recovery provides a more meaningful basis for period-to-period comparisons of the company’s financial results.

Total Cash Cost

This MD&A presents information about total cash cost of production of an ounce of gold for the operating properties of Centerra. Except as otherwise noted, total cash cost per ounce is calculated by dividing total cash costs, as determined using the industry standard published by the Gold Institute, by gold ounces produced for the relevant period. The Gold Institute is a non-profit international association of miners, refiners, bullion suppliers and manufacturers of gold products, which has developed a union format for reporting costs on a per ounce basis.

Total cash costs, as defined in the Gold Institute standard, include mine operating costs such as mining, processing, administration, royalties and production taxes, but exclude amortization, reclamation costs, financing costs and capital, development and exploration.

Total cash cost per ounce has been included because certain investors use this information to assess performance and also to determine the ability of Centerra to generate cash flow for use in investing and other activities. The inclusion of total cash cost per ounce enables investors to better understand year-on-year changes in production costs, which in turn affect profitability and cash flow.

DIVIDEND ANNOUNCEMENT

Cameco announced today that the company’s board of directors declared its regular quarterly dividend of $0.15 (CDN) per common share payable on October 15, 2004, to shareholders of record at the close of business on September 30, 2004.

CONFERENCE CALL

Cameco invites you to join its second quarter conference call on Friday, July 30, 2004 from 3:15 p.m. to 4:15 p.m. Eastern time (1:15 p.m. to 2:15 p.m. Saskatoon time).

The call will be open to all investors and the media. Members of the media will be invited to ask questions at the end of the call. In order to join the conference call on Friday, July 30, please dial (416) 405-9328 or (800) 387-6216 (Canada and US). An operator will put your call through. Alternatively an audio feed of the conference call will be available on the Web site at www.cameco.com by using Windows Media Player or Real Player software. See the link on the home page on the day of the call. Please pass this invitation to colleagues in your organization who have an interest in Cameco.

A recorded version of the proceedings will be available:

•	on our Web site, www.cameco.com, shortly after the call, and

•	on post view until midnight on Friday, August 13 by calling (416) 695-5800 or (800) 408 3053 (pass code: 3076124)

ADDITIONAL INFORMATION

Additional information on Cameco, including its annual information form, is available on SEDAR at www.sedar.com and the company’s Web site at www.cameco.com.

PROFILE

Cameco, with its head office in Saskatoon, Saskatchewan, is the world’s largest uranium producer as well as a significant supplier of conversion services. The company’s competitive position is based upon its controlling ownership of the world’s largest high-grade reserves and low-cost operations. Cameco’s uranium products are used to generate clean electricity in nuclear power plants around the world including Ontario where the company is a partner in North America’s largest nuclear electricity generating facility. The company also explores for uranium in North America, Australia and Asia, and holds a majority interest in Centerra Gold Inc., the fifth largest North American-based gold producer.

CAUTION REGARDING FORWARD-LOOKING INFORMATION

Statements contained in this news release which are not historical facts are forward-looking statements that involve risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. Factors that could cause such differences, without limiting the generality of the following, include: volatility and sensitivity to market prices for uranium, electricity in Ontario and gold; the impact of the sales volume of uranium, conversion services, electricity generated and gold; competition; the impact of change in foreign currency exchange rates and interest rates; imprecision in reserve estimates; environmental and safety risks including increased regulatory burdens; unexpected geological or hydrological conditions; adverse mining conditions, political risks arising from operating in certain developing countries; a possible deterioration in political support for nuclear energy; changes in government regulations and policies, including trade laws and policies; demand for nuclear power; replacement of production and failure to obtain necessary permits and approvals from government authorities; legislative and regulatory initiatives regarding deregulation, regulation or restructuring of the electric utility industry in Ontario; Ontario electricity rate regulations; weather and other natural phenomena; ability to maintain and further improve positive labour relations; operating performance of the facilities; success of planned development projects; and other development and operating risks.

Although Cameco believes that the assumptions inherent in the forward-looking statements are reasonable, undue reliance should not be placed on these statements, which only apply as of the date of this report. Cameco disclaims any intention or obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

INVESTOR INFORMATION

Common Shares CCO The Toronto Stock Exchange CCJ New York Stock Exchange Preferred Securities CCJPR New York Stock Exchange Convertible Debentures CCO.DB The Toronto Stock Exchange	Inquiries Cameco Corporation 2121 – 11th Street West Saskatoon, Saskatchewan S7M 1J3 Phone: 306-956-6200 Fax: 306-956-6318 Web: www.cameco.com	Transfer Agent CIBC Mellon Trust Company 320 Bay Street, P.O. Box 1 Toronto, Ontario M5H 4A6 Phone: 800-387-0825 (North America) Phone: 416-643-5500 (outside North America)

Investor & Media inquiries:                    Alice Wong (306) 956-6337

Cameco Corporation
Highlights
(Unaudited)

	Three Months Ended		Six Months Ended
	June 30/04	June 30/03	June 30/04	June 30/03
		(Restated)		(Restated)
Financial (in millions)
Revenue	$242	$220	$375	$323
Earnings from operations	40	10	49	15
Net earnings	65	104	105	141
Cash provided by operations	(19)	33	30	84
Working capital (end of period)			585	423
Net debt to capitalization			19%	26%
Per common share
Net earnings – Basic	$1.15	$1.87	$1.84	$2.53
– Diluted	1.10	1.86	1.78	2.51
Dividend	0.15	0.15	0.30	0.30
Weighted average number of paid common shares outstanding (in thousands)	56,984	55,980	56,881	55,931
Average uranium spot price for the period (US$/lb)	$17.99	$10.89	$17.27	$10.51
Sales volumes
Uranium (in thousands lbs U3O8)	7,519	9,886	12,105	12,938
Uranium conversion (tU)	4,354	4,716	7,167	6,844
Gold (troy ounces)	127,997	40,969	197,160	95,095
Electricity (TWh)	3.0	1.7	5.5	3.3

Note: Currency amounts are expressed in Canadian dollars unless stated otherwise.

	Cameco's	Three Months Ended		Six Months Ended
Cameco Production	Share	June 30/04	June 30/03	June 30/04	June 30/03
Uranium production (in thousands lbs U3O8)
McArthur River	69.8%	2,371	—	5,887	3,294
Rabbit Lake	100.0%	1,431	1,219	2,647	3,058
Crow Butte	100.0%	204	217	408	413
Smith Ranch Highland	100.0%	280	296	567	604

Total		4,286	1,732	9,509	7,369

Uranium conversion (tU)	100.0%	2,996	3,482	7,060	7,338
Gold (troy ounces)
Kumtor	33.3%	59,606	38,865	117,274	87,582
Boroo [Note 1]	100.0%	63,376	—	82,653	—

Total		122,982	38,865	199,927	87,582

Note 1 – quantity reported for Boroo in 2004 excludes 27,703 ounces produced prior to declaration of commercial production.
             – Cameco’s effective ownership interest in Boroo was 53.4% for the first six months of 2004.

Cameco Corporation
Consolidated Statements of Earnings
(Unaudited)
(In Thousands)

	Three Months Ended		Six Months Ended
	June 30/04	June 30/03	June 30/04	June 30/03
		(Restated)		(Restated)
Revenue from
Products and services	$242,200	$219,989	$374,608	$322,934

Expenses
Products and services sold	135,353	161,030	222,356	221,380
Depreciation, depletion and reclamation	44,521	30,918	61,522	46,682
Administration	15,082	10,244	28,986	21,721
Exploration	6,303	4,516	11,052	9,555
Research and development	416	412	896	915
Interest and other [note 5]	390	3,240	2,202	8,170
Gain on property interests	—	—	(1,000)	—

	202,065	210,360	326,014	308,423

Earnings from operations	40,135	9,629	48,594	14,511
Earnings from Bruce Power	45,094	16,757	90,997	65,575
Other income (expenses)	2,694	(414)	3,970	453

Earnings before income taxes and minority interest	87,923	25,972	143,561	80,539
Income tax expense (recovery) [note 6]	17,619	(78,257)	33,424	(60,247)
Minority interest	4,935	(195)	5,448	(498)

Net earnings	$65,369	$104,424	$104,689	$141,284

Basic earnings per common share [note 7]	$1.15	$1.87	$1.84	$2.53

Diluted earnings per common share [note 7]	$1.10	$1.86	$1.78	$2.51

Cameco Corporation
Consolidated Statements of Retained Earnings
(Unaudited)
(In Thousands)

	Three Months Ended		Six Months Ended
	June 30/04	June 30/03	June 30/04	June 30/03
		(Restated)		(Restated)
Retained earnings at beginning of period	$706,521	$518,257	$675,745	$489,735
Net earnings	65,369	104,424	104,689	141,284
Dividends on common shares	(8,560)	(8,424)	(17,104)	(16,762)

Retained earnings at end of period	$763,330	$614,257	$763,330	$614,257

See accompanying notes to consolidated financial statements

Cameco Corporation
Consolidated Balance Sheets
(Unaudited)
(In Thousands)

	As At
	June 30/04	Dec 31/03	June 30/03
		(Restated)	(Restated)
Assets
Current assets
Cash	$130,710	$84,069	$38,261
Accounts receivable	160,141	181,337	129,881
Inventories	419,402	316,435	329,620
Supplies and prepaid expenses	73,626	41,571	46,465
Current portion of long-term receivables, investments and other	4,114	54,866	28,176

	787,993	678,278	572,403
Property, plant and equipment	2,296,569	2,089,729	2,056,444
Long-term receivables, investments and other	697,012	608,977	572,092

	2,993,581	2,698,706	2,628,536

Total assets	$3,781,574	$3,376,984	$3,200,939

Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable and accrued liabilities	$164,695	$159,266	$123,788
Dividends payable	8,581	8,444	8,430
Current portion of long-term debt	1,129	4,331	6,777
Current portion of other liabilities	16,166	1,563	1,422
Future income taxes	12,104	24,237	8,519

	202,675	197,841	148,936
Long-term debt	589,969	592,700	646,249
Provision for reclamation	168,974	150,444	144,160
Other liabilities	44,435	36,196	10,195
Future income taxes	544,220	508,879	456,866

	1,550,273	1,486,060	1,406,406
Minority interest	244,137	14,690	17,580
Shareholders’ equity
Share capital	725,698	708,345	687,270
Contributed surplus	507,406	505,400	473,464
Retained earnings	763,330	675,745	614,257
Cumulative translation account	(9,270)	(13,256)	1,962

	1,987,164	1,876,234	1,776,953

Total liabilities and shareholders’ equity	$3,781,574	$3,376,984	$3,200,939

See accompanying notes to consolidated financial statements

Cameco Corporation
Consolidated Statements of Cash Flows
(Unaudited)
(In Thousands)

	Three Months Ended		Six Months Ended
	June 30/04	June 30/03	June 30/04	June 30/03
		(Restated)		(Restated)
Operating activities
Net earnings	$65,369	$104,424	$104,689	$141,284
Items not requiring (providing) cash:
Depreciation, depletion and reclamation	44,521	30,918	61,522	46,682
Provision for future taxes [note 6]	12,302	(78,814)	26,533	(62,592)
Deferred charges recognized	(8,768)	1,358	(6,979)	4,026
Unrealized gains on derivatives	(2,956)	—	(4,357)	—
Stock-based compensation [note 8]	1,654	976	2,597	976
Gain on property interests	—	—	(1,000)	—
Earnings from Bruce Power	(45,094)	(16,757)	(90,997)	(65,575)
Equity in loss from associated companies	988	414	1,082	770
Other income	(3,714)	—	(3,714)	—
Minority interest	4,935	(195)	5,448	(498)
Other operating items [note 10]	(88,505)	(9,655)	(64,994)	19,181

Cash provided by (used in) operations	(19,268)	32,669	29,830	84,254

Investing activities
Acquisition of net business assets, net of cash acquired	(3,717)	—	(3,717)	—
Additions to property, plant and equipment	(31,104)	(51,059)	(46,500)	(75,443)
Increase in long-term receivables, investments and other	(2,146)	(1,569)	(2,146)	(285,734)
Proceeds on sale of property, plant and equipment	22	—	1,022	—

Cash used in investing	(36,945)	(52,628)	(51,341)	(361,177)

Financing activities
Decrease in debt	—	—	(5,175)	—
Increase in debt	67,483	1,342	—	266,152
Issue of shares	9,552	4,868	16,761	6,336
Subsidiary issue of shares [note 9]	73,625	—	73,625	—
Dividends	(8,543)	(8,402)	(17,059)	(15,400)

Cash provided by (used in) financing	142,117	(2,192)	68,152	257,088

Increase (decrease) in cash during the period	85,904	(22,151)	46,641	(19,835)
Cash at beginning of period	44,806	60,412	84,069	58,096

Cash at end of period	$130,710	$38,261	$130,710	$38,261

Supplemental cash flow disclosure
Interest paid	$9,908	$9,938	$17,877	$17,906
Income taxes paid	$4,605	$5,943	$11,925	$8,917

See accompanying notes to consolidated financial statements

Cameco Corporation
Notes to Consolidated Financial Statements
(Unaudited)

1.	Accounting Policies

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and follow the same accounting principles and methods of application as the most recent annual consolidated financial statements, except as noted below. The financial statements should be read in conjunction with Cameco’s annual consolidated financial statements included in the 2003 annual report. Certain comparative figures for the prior period have been reclassified to conform to the current period’s presentation.

(i)	Financial Instruments

Effective January 1, 2004, Cameco has adopted the amendments to CICA Handbook Section 3860 Financial Instruments. This change in accounting policy was applied retroactively and, accordingly, the consolidated financial statements of prior periods were restated. The amendments to this section address the balance sheet presentation of financial instruments as liabilities or equity. The cumulative effect of the change in policy on the balance sheet at December 31, 2003 was to increase long-term debt by $354 million, property, plant and equipment by $17 million, future income taxes by $7 million, retained earnings by $10 million and to decrease shareholders’ equity by $354 million. For the first half of 2003, the change in policy had a positive impact on net earnings of $1.0 million which caused a $0.02 change in the basic net earnings and diluted earnings per share. The income statement was restated to reflect the reclassification of preferred securities charges of $4.2 million, increase the interest expense by $6.1 million and reduce income tax expense by $2.9 million. The cumulative effect of the change in policy on the balance sheet at June 30, 2003 was to increase long-term debt by $166 million, property plant and equipment by $12 million, future income taxes by $5 million, retained earnings by $7 million and decrease shareholders’ equity by $166 million.

(ii)	Hedging Relationships

Effective January 1, 2004, Cameco adopted the new Canadian Accounting Guideline, Hedging Relationships which established new criteria for hedging relationships in effect on or after January 1, 2004. To qualify for hedge accounting, the hedging relationship must be appropriately documented and there must be reasonable assurance, both at the inception and throughout the term of the hedge, that the hedging relationship will be effective. Effectiveness requires a high degree of correlation of changes in fair values or cash flows between the hedged item and the hedge. The adoption of this accounting guideline had no material impact on the consolidated financial statements.

2.	Bruce Power

(a)	Summary Financial Information — Bruce Power Limited Partnership (100% basis)

(i)	Income Statements

	Six Months Ended
(millions)	Jun 30/04	Jun 30/03
Revenue	$833	$642
Operating costs	536	403

Earnings before interest and taxes	297	239
Interest	33	32

Earnings before taxes	264	207

Cameco’s share (a)	83	52
Adjustments (b)	8	14

Cameco’s share of earnings before taxes	$91	$66

(a)	Cameco’s interest in Bruce Power earnings prior to February 14, 2003 was 15%. Subsequent to the acquisition of an additional 16.6% interest on February 14, 2003, Cameco’s share is 31.6%.

(b)	In addition to its proportionate share of earnings from Bruce Power, Cameco records certain adjustments to account for any differences in accounting policy and to amortize fair values assigned to assets and liabilities at the time of acquisition.

Cameco Corporation
Notes to Consolidated Financial Statements
(Unaudited)

(ii)	Balance Sheets

(millions)	Jun 30/04	Dec 31/03
Assets
Current assets	$360	$290
Property, plant and equipment	2,123	2,032
Long-term receivables, and investments	182	201

	$2,665	$2,523

Liabilities and Partners’ Capital
Current liabilities	$157	$194
Long-term debt	1,159	1,244

	1,316	1,438
Partners’ capital	1,349	1,085

	$2,665	$2,523

(iii)	Cash Flows

	Six Months Ended
(millions)	Jun 30/04	Jun 30/03
Cash provided by operations	$293	$284
Cash used in investing	(205)	(312)
Cash provided by (used in) financing	(89)	24

(b)	Financial Assurances

Cameco has provided the following financial assurances on behalf of the partnership, with varying terms that range from 2004 to 2018:

(i)	Licensing assurances to Canadian Nuclear Safety Commission of $24 million.

(ii)	Guarantees to customers under power sale agreements of up to $123 million. At June 30, 2004, Cameco’s actual exposure under these guarantees was $69 million.

(iii)	Termination payments to OPG pursuant to the lease agreement of $58 million.

3.	Long-Term Debt

The fair value of the outstanding convertible debentures is based on the quoted market price of the debentures at June 30, 2004 and was approximately $317 million.

4.	Share Capital

(a)	At June 30, 2004, there were 57,209,723 common shares outstanding.

(b)	Options in respect of 2,118,840 shares are outstanding under the stock option plan and are exercisable up to 2012. Upon exercise of certain existing options, additional options in respect of 151,250 shares would be granted.

5.	Interest and Other

	Three Months Ended		Six Months Ended
(thousands)	Jun 30/04	Jun 30/03	Jun 30/04	Jun 30/03
		(Restated)		(Restated)
Interest on long-term debt	$10,515	$9,198	$19,925	$17,201
Other interest and financing charges	531	623	1,061	688
Interest income	(449)	(3,298)	(1,884)	(5,194)
Foreign exchange (gains) losses	(354)	1,680	(683)	3,019
Unrealized gains on derivatives	(2,956)	—	(4,357)	—
Capitalized interest	(6,897)	(4,963)	(11,860)	(7,544)

Net	$390	$3,240	$2,202	$8,170

Cameco Corporation
Notes to Consolidated Financial Statements
(Unaudited)

6.	Income Tax Expense

	Three Months Ended		Six Months Ended
(thousands)	Jun 30/04	Jun 30/03	Jun 30/04	Jun 30/03
		(Restated)		(Restated)
Current income taxes	$5,317	$557	$6,891	$2,345
Future income taxes	12,302	(78,814)	26,533	(62,592)

Income tax expense (recovery)	$17,619	$(78,257)	$33,424	$(60,247)

7.	Per Share Amounts

	Three Months Ended		Six Months Ended
	Jun 30/04	Jun 30/03	Jun 30/04	Jun 30/03
		(Restated)		(Restated)
Basic earnings per share computation
Net earnings	$65,369	$104,424	$104,689	$141,284
Weighted average common shares outstanding	56,984	55,980	56,881	55,931

Basic earnings per common share	$1.15	$1.87	$1.84	$2.53

Diluted earnings per share computation
Net earnings	$65,369	$104,424	$104,689	$141,284
Dilutive effect of:
Convertible debentures	1,914	—	3,953	—

Net earnings, assuming dilution	$67,283	$104,424	$108,642	$141,284

Weighted average common shares outstanding	56,984	55,980	56,881	55,931
Dilutive effect of:
Convertible debentures	3,526	—	3,538	—
Stock options	746	292	700	261
Other stock-based arrangements	37	27	37	27

Weighted average common shares outstanding, assuming dilution	61,293	56,299	61,156	56,219

Diluted earnings per common share	$1.10	$1.86	$1.78	$2.51

Options whose exercise price was greater than the average market price were excluded from this calculation.

8.	Stock-Based Compensation

(a)	Cameco Stock-Based Compensation CICA Handbook Section 3870 establishes a fair value based method of accounting for stock-based compensation plans which Cameco adopted from January 1, 2003.

For the period ended June 30, 2004, Cameco has recorded compensation expense of $2.6 million with an offsetting credit to contributed surplus. This change in accounting policy was applied retroactively and, accordingly, the consolidated financial statements of prior periods were restated. For the first half of 2003, the change in policy had a negative impact on net earnings of $1.0 million which caused a $.02 change in the basic net earning and diluted earning per share. The income statement was restated to reflect an increase in the administration expense by $1.0 million. The cumulative effect of the change in policy on the balance sheet at June 30, 2003 was to increase contributed surplus by $1.0 million, and decrease retained earnings by $1.0 million.

Cameco Corporation
Notes to Consolidated Financial Statements
(Unaudited)

Cameco has applied the pro forma disclosure provisions of the standard to awards granted on or after January 1, 2002 but prior to January 1, 2003. The pro forma effect of awards granted prior to January 1, 2002 has not been included. The pro forma net earnings, basic and diluted earnings per share as a result of the grant of these options are:

Stock-based compensation

	Three Months Ended		Six Months Ended
	Jun 30/04	Jun 30/03	Jun 30/04	Jun 30/03
		(Restated)		(Restated)
Pro forma net earnings	$65,218	$104,061	$104,387	$140,557
Pro forma basic earnings per share	1.14	1.86	1.84	2.51
Pro forma diluted earnings per share	1.10	1.85	1.77	2.50

The fair value of the options issued was determined using the Black-Scholes option pricing model with the following assumptions:

	2004	2003
Number of options granted	593,400	624,850
Average strike price	$63.43	$35.64
Dividend	$0.60	$0.60
Expected volatility	20%	20%
Risk-free interest rate	3.3%	4.1%
Expected life of option	5 years	5 years
Expected forfeitures	15%	10%
Weighted average grant date fair values	$13.66	$7.45

(b)	Stock-Based Compensation — Centerra Gold Inc. (Centerra)

Centerra, a Cameco subsidiary, has established a stock option plan under which options to purchase common shares may be granted to officers and employees of Centerra. Options granted under the plan have an exercise price of not less than the weighted average trading price of the common shares where they are listed for the five trading days prior to the date of the grant. The options vest over five years and expire after eight years from the date granted. Options may be granted with a related share appreciation right. In these circumstances, the participant can elect to either exercise the stock option or to receive payment in shares equal to the equivalent gain in the stock price. Centerra, at its discretion, can require any holder who has exercised a share appreciation right to exercise their option instead, or can elect to satisfy the cash amount owing upon exercise of a share appreciation right with common shares.

A maximum of 6,000,000 common shares are available for issuance upon the exercise of options granted under the plan. Certain restrictions on grants will apply, including that the maximum number of shares that may be granted to any individual within a 12-month period will not exceed 5% of the outstanding common shares.

Centerra has established a performance share unit plan for employees and officers of the company. A performance share unit represents the right to receive the cash equivalent of a common share or, at Centerra’s option, a common share purchased on the market. Performance share units will vest three years after December 31 of the year in which they were granted. If dividends are paid, each participant will be allocated additional performance share units equal in value to the dividend paid on the number of common shares equal to the number of performance share units held by the participant.

Cameco Corporation
Notes to Consolidated Financial Statements
(Unaudited)

Centerra has established a deferred share unit plan for directors of the company to receive all or a portion of their director’s compensation as deferred share units. Deferred share units are paid in full to a director no later than December 31 in the calendar year that immediately follows the calendar year following termination of the director’s Board service. A deferred share unit represents the right to receive the cash equivalent of a common share or, at Centerra’s option, a common share purchased on the market. Deferred share units vest immediately. If dividends are paid, each director will be allocated additional deferred share units equal in value to the dividend paid on the number of common shares equal to the number of deferred share units held by the director.

As at June 30, 2004, a total of 104,167 stock options were outstanding, with a strike price of $15.50 per share, and 56,250 performance share units were outstanding.

9.	Property and Business Acquisitions

(a)	Acquisition of 2/3 Interest in KGC

Pursuant to the restructuring agreement between Cameco Gold Inc. (a wholly owned subsidiary of Cameco) and Kyrgyzaltyn, Centerra acquired an additional 2/3 interest in KGC, resulting in KGC becoming a wholly owned subsidiary of Centerra. The purchase price consisted of $11,000,000 (US) in cash, the contribution of a promissory note receivable and common shares of Centerra. The acquisition was accounted for using the purchase method and the results of operations are included, as to 100%, in the consolidated financial statements from June 22, 2004. Previously, Cameco Gold’s one-third interest was accounted for by the proportionate consolidation method.

The values assigned to the net assets acquired are as follows:

(thousands)
Cash and other working capital	$44,762
Property, plant and equipment	178,197
Subordinated debt	(31,220)

Net assets acquired	$191,739

Financed by:
Cash	$15,161
Note receivable from Kyrgyzaltyn	5,155
Settlement of shareholder subordinated loan	60,470
Common shares of Centerra	110,953

$191,739

(b)	Acquisition of Additional 43.7% in AGR Ltd

Effective June 30, 2004, Centerra acquired an additional 43.7% interest in AGR, resulting in Centerra’s interest in AGR rising to 99.9%. The purchase price was satisfied through the issuance of Centerra common shares. The acquisition was accounted for as a step purchase and the results of operations are already included as it was already a consolidated subsidiary.

Cameco Corporation
Notes to Consolidated Financial Statements
(Unaudited)

The values assigned to the net assets acquired are as follows:

(thousands)
Reduction of minority interest	$18,597
Mark to market loss on hedge contracts	(7,947)
Property, plant and equipment	30,423

Net assets acquired	$41,073

Financed by:
Common shares of Centerra	$41,073

(c)	Exchange of KGC Subordinated Debt

Effective June 30, 2004, Centerra exchanged common shares and cash in exchange for the subordinated debt of KGC.

(thousands)
Fair value of exchange amount:
Common shares issued	$27,566
Cash	19,393

46,959
Net book value of subordinated debt acquired	(40,495)

Loss on exchange of debt	$6,464

(d)	Initial Public Offering

Under its initial public offering, Centerra issued 5,000,000 common shares to the public on June 30, 2004 for net proceeds of $73,625,000 after deducting the underwriter’s fees of 5%.

(e)	Dilution Gain

The transactions noted above resulted in Cameco’s interest in Centerra being diluted. As a result of this dilution, Cameco recorded a gain of $10.2 million.

10.	Other Operating Items

	Three Months Ended		Six Months Ended
(millions)	Jun 30/04	Jun 30/03	Jun 30/04	Jun 30/03
Inventories	$(47.4)	$19.0	$(86.2)	$(15.4)
Accounts receivable	(61.1)	(43.6)	25.7	56.5
Accounts payable and accrued liabilities	31.1	22.0	(6.1)	(8.1)
Other	(11.1)	(7.1)	1.6	(13.8)

Total	$(88.5)	$(9.7)	$(65.0)	$19.2

11.	Subsequent Event

(a)	Centerra granted the underwriters of the initial public offering an option to purchase up to an additional 1,875,000 treasury shares. The option was exercised on July 22, 2004 and the expected proceeds to Centerra, net of the underwriter’s fee, are $27.6 million.

(b)	On July 28, 2004, approximately 200 hourly employees at the Port Hope conversion facility rejected the latest contract settlement offer from the company. The workers, who are represented by the United Steelworkers of America, commenced strike action at midnight on July 28, 2004.